UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Comprehensive Care Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204620-20-7

(CUSIP Number)

William Barlow, President, Core Corporate Consulting Group, Inc.

8401 Colesville Road, Suite 640, Silver Spring, Maryland, 20910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Filer’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Core Corporate Consulting Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0[1]
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 0[1]
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	As more fully described in Items 4 and 6 below, on January 16, 2009, the Reporting Person acquired 1,739,130 shares of Issuer’s common stock and 14,400 shares of the Issuer’s Series A Convertible Preferred Shares, which were convertible into 4,553,136 shares of the Issuer’s common stock. On January 20, 2009, the Reporting Person became a wholly-owned subsidiary of the Issuer such that, pursuant to Section 13(d)(4) of the Securities Exchange Act, as amended (the “Act”), the shares of the Issuer’s capital stock held by the Reporting Person were no longer deemed outstanding for purposes of reporting under Section 13 of the Act.

SCHEDULE 13D

Item 1. SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $0.01 per share (“Common Stock”), of Comprehensive Care Corporation (the “Issuer”), and the principal executive offices of the Issuer are located at 3405 West Dr. Martin Luther King, Jr. Boulevard, Suite 101, Tampa, Florida, 33607.

Item 2. IDENTITY AND BACKGROUND

Core Corporate Consulting Group, Inc. (“Core” or the “Reporting Person”) is a corporation organized in Delaware whose principal place of business is 8401 Colesville Road, Suite 640, Silver Spring, Maryland, 20910. Established in September 2008, Core provides distribution channels to offer products and services to sectors of the population that are currently being underserved as to their healthcare needs. Core focuses on increasing the members of our society that can be serviced medically at an affordable price.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has the Reporting Person been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds to acquire the shares was the working capital of Core.

Item 4. PURPOSE OF TRANSACTION

On January 16, 2009, Core acquired 14,400 shares of Series A Convertible Preferred Stock and 1,739,130 shares of common stock of the Issuer from Woodcliff Healthcare Investment Partners LLC, a wholly- owned subsidiary of Hythiam, Inc., which gave Core beneficial ownership of shares representing 48.85% of all shares of Common Stock of the Issuer on the date of this Schedule 13D.

Subsequently, on January 20, 2009, Issuer (i) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Core and CompCare Acquisition, Inc., a Delaware corporation and direct wholly-owned subsidiary of Issuer (“Merger Sub”) and (ii) consummated the merger of Merger Sub with and into Core (the “Merger”) pursuant to which Core became a direct wholly-owned subsidiary of the Issuer and the former stockholders of Core obtained a controlling interest in the Issuer. Pursuant to Section 13(d)(4) of the Securities Exchange Act, as amended (the “Act”) and upon the effectiveness of the Merger, the shares of the Issuer’s capital stock held by Core were no longer deemed outstanding for purposes of reporting under Section 13 of the Act, and Core’s beneficial ownership of the shares of Issuer’s capital stock ceased.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership: As of the date of this Schedule 13D, Core beneficially owns 6,292,266, shares of Common Stock, which includes 1,739,130 shares owned directly and 4,553,136 shares owned beneficially through the assumed conversion of 14,400 shares of the Issuer’s Series A Convertible Preferred Stock. Core’s total beneficial ownership of shares represents 48.85% of all shares of Common Stock of the Issuer, including those shares issuable upon conversion of the Series A Convertible Preferred Stock. Applicable percentage of ownership is based on 8,327,766 common shares outstanding as of January 16, 2009. Upon the consummation of the Merger on January 20, 2009, and pursuant to Section 13(d)(4) of the Act, Core was deemed not to beneficially own any shares of the Issuer’s capital stock.

(b)	Power to Vote and Dispose of Issuer Shares: Core held sole power to vote and dispose of the shares beneficially owned by Core from January 16, 2009 until consummation of the Merger on January 20, 2009.

(c)	Transactions Effected During the Past 60 days: None.

(d)	Right of Others to Receive Dividends of Proceeds of Sale: Not Applicable.

(e)	Date Ceased to be Beneficial Owner of More Than Five Percent: January 20, 2009.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Merger Agreement

On January 20, 2009, Core exercised its right of conversion of the Series A Convertible Preferred Shares and received 4,553,136 shares of the Issuer’s Common Stock upon the conversion of the 14,400 shares of Series A Convertible Preferred Stock.

Additionally on January 20, 2009, Core entered into the Merger Agreement with the Issuer, containing customary terms and conditions, including representations, warranties and indemnities, pursuant to which the Issuer acquired all of the outstanding common stock of Core in exchange for the Issuer’s common and preferred stock. The combination was accomplished through the Merger, which was a merger of the Issuer’s subsidiary, CompCare Acquisition, Inc., and Core, with Core surviving after the merger as the Issuer’s wholly-owned subsidiary.

Pursuant to the Merger, the Issuer acquired all of the outstanding common stock of Core. The aggregate consideration for the acquisition consisted of i) 1,675 newly issued shares of the Issuer’s Series B1 Convertible Preferred Stock that, upon the occurrence of certain conditions set forth in the Merger Agreement, will convert into 14,400 shares of Series C Convertible Preferred Stock of the Issuer, which in turn may further convert into the equivalent of 4,554,379 shares of the Issuer’s Common Stock, ii) 2,665 newly issued shares of the Issuer’s Series B2 Convertible Preferred Stock that, upon the occurrence of certain conditions set forth in the Merger Agreement, will convert into the equivalent of 7,246,871 shares of the Issuer’s Common Stock, and iii) the issuance of 10,294,275 shares of the Issuer’s Common Stock.

As a result of the conversion of the 14,400 shares of Series A Convertible Preferred Stock and the Merger, the capitalization of the Issuer is now 16,883,361 shares of common stock issued and outstanding, 1,675 shares of Series B1 Convertible Preferred Shares issued and outstanding, and 2,665 shares of Series B2 Convertible Preferred shares issued and outstanding.

The former stockholders of Core now holding B1 Convertible Preferred Shares shall retain such shares until such time that the Issuer’s capital structure will enable it to issue 14,400 shares of its Series C Convertible Preferred Stock. The former stockholders of Core now holding B2 Convertible Preferred Shares shall retain such shares until such time that the Issuer’s capital structure will enable it to issue 7,246,871 shares of its Common Stock.

Following the Merger and as a result of the acquired majority ownership of the Issuer, the former stockholders of Core may appoint a majority of the seats of the Issuer’s board of directors.

In connection with the Merger Agreement, the Issuer’s Certificate of Incorporation will be amended in accordance with its certificate of incorporation, its bylaws and the Delaware General Corporation Law to increase the number of shares of Preferred Stock authorized to be issued by the Issuer to 1,000,000, and to increase the number of shares of Common Stock authorized to be issued to 100,000,000.

The former stockholders of Core have no plans to change the manner in which Issuer’s common shares are exchanged in the securities markets.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Merger Agreement dated January 20, 2009, incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K dated January 16, 2009 and filed on January 23, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 26, 2009
Date

/s/ William Barlow
Signature

William Barlow, President
Name/Title